Michael Francis

Akerman Senterfitt One Southeast Third Avenue 25th Floor Miami, Florida 33131 Tel: 305.374.5600 Fax: 305.374.5095
December 14, 2010
VIA EDGAR
Jennifer Gowetski
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Swisher Hygiene Inc. Registration Statement on Form 10-12G Filed November 9, 2010 File No. 000-54174
Dear Ms. Gowetski:
On behalf of Swisher Hygiene Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated December 7, 2010, regarding the above-referenced Form 10-12G. The Company is simultaneously filing Amendment No. 1 to the Form 10-12G (“Amendment #1”). Please note that for the Staff’s convenience we have recited the Staff’s comments in boldface type and provided the Company’s response to each comment immediately thereafter.
In addition, because the Staff is also currently reviewing the Company’s Registration Statement on Form S-1, we have attached as Exhibit A to this response letter our response to the Staff’s comments regarding the Company’s Form S-1. The exhibits to our response regarding the Company’s Form S-1 have been intentionally omitted in Exhibit A.
General
1.	Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

We acknowledge the comment.
akerman.com

Jennifer Gowetski
Senior Counsel
December 14, 2010

2.	We have seen a press release indicating that you have appointed a new auditor to replace PricewaterhouseCoopers, LLC. Please provide appropriate disclosures in an amended filing regarding the change in auditors.

In response to the comment, we have provided appropriate disclosures in Amendment #1.
Business, page 2
3.	We note your disclosure on page 4. Please revise this section to more specifically describe the recent merger, including the timeline of the merger and all its material terms, and discuss its business purpose.

In response to the comment, we have revised the disclosure regarding the merger in this section.

4.	Please provide an organizational chart that details your corporate structure, including the holdings of Messrs. Huizenga and Berrard as well as the former Swisher International shareholders.

In response to the comment, we have revised the disclosure to include a corporate structure chart.
Our Market, page 4
5.	We note your statement that Canada and the U.S. have a combined market which you estimate, based on industry research reports, exceeds $37 billion. When you cite to outside sources for your estimates, please identify those sources here and throughout your registration statement. In addition, please provide us with highlighted copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

In response to the comment, we respectfully advise the Staff that the $37 billion estimate of the “addressable” commercial hygiene industry is based on the Company’s analysis of industry and trade reports, as well as competitor public filings. We have revised the disclosure in this section accordingly. Supplementally, under separate cover, we have provided the Staff with highlighted copies of some of the more pertinent materials we considered in our analysis. It would be impossible to include all of the information that provides the basis for the Company’s estimate as it is impractical to collect all of the information management regularly reviews and analyzes while managing the Company. Although the materials are publicly available, the highlighted information reflects our analysis of this information, and as such, we have requested Confidential Treatment of these materials in accordance with 17 C.F.R. §200.83.
Risk Factors
6.	We note your statement on page 11 that: “If any of the following risks, or other risks not presently known to us or risks we currently believe not to be material, develop into actual events, then our business, financial condition, results of operations, or prospects could be materially adversely affected.” Please remove this language and clarify in this paragraph that the disclosed risk factors address all of the material risks.

In response to the comment, we have revised this language to delete the reference to “risks we currently believe not to be material.”

Jennifer Gowetski
Senior Counsel
December 14, 2010

7.	Please avoid presenting risks that could apply to any issuer in your industry, do not reflect your current operations, are not material, or are generally generic. Rather, tailor each risk factor to your specific facts and circumstances. To the extent that a risk is not material to you or your investors, consider whether you need to include it. For example purposes only we note the following risk factors:
•	Failure to successfully manage our growth could adversely impact our operating results..., page 13;

•	Failure to implement and maintain effective internal control over financial reporting..., page 14;

•	Failure to retain our current clients and renew existing client contracts..., page 15;

•	Changes in economic, market and other conditions could adversely affect our business..., page 15; and

•	Our revenues and operating results may fluctuate, which could harm our results of operations.
In response to the comment, we have revised, combined or deleted risk factors as appropriate to address our business and specific facts and circumstances. Where no changes have been made, we believe the risk is appropriate as drafted.

The following risk factors have been tailored as appropriate:
•	Failure to successfully manage our growth could adversely impact our operating results...

•	Failure to implement and maintain effective internal control over financial reporting...

•	We may require additional capital in the future...

•	Failure to retain our current clients and renew existing client contracts...

•	Changes in economic conditions...

•	Our revenues and operating results may fluctuate...
The following are risk factors that have been combined with risk factors identified above:
•	Failure to successfully manage our growth...

•	Capital and credit market issues could adversely affect

Jennifer Gowetski
Senior Counsel
December 14, 2010

The following risk factors have been deleted:
•	Our ability to recruit and retain management and other qualified personnel is crucial...

•	The market price of our common stock...
Capital and credit market issues could adversely affect our liquidity..., page 14
8.	This risk factor appears to describe the risks associated with capital and credit markets over the past several years and how this may impede your access to future liquidity. Please explain how this is consistent with your disclosure on page 12 that the current credit environment has not had a significant adverse impact on your liquidity or revise as appropriate.

In response to the comment, we have deleted the capital and credit markets risk factor but included some of the disclosure from this risk factor with other risk factors in the Form 10.
Our products contain hazardous materials and chemicals..., page 17
9.	Within this risk factor, please identify and briefly describe the major hazardous chemicals that you handle or that your products contain.

In response to the comment, we have revised the risk factor to better describe risks associated with the hazardous chemicals we handle. We have not named any specific chemicals as we do not believe identifying a particular chemical agent will help investors better understand the risks involved.
The market price of our common stock may be volatile, page 20
10.	Please revise this risk factor subheading to more specifically describe the risk of stock volatility to investors.

In response to the comment, we have deleted this risk factor.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
History of Swisher, page 23
11.	Please refer to the final paragraph on page 25. This paragraph contains several technical terms such as reverse acquisition, capital transaction, business combination, reverse capitalization equivalent. Please revise this paragraph to explain these terms so that an investor can understand what you mean.

In response to the comment, we have simplified the accounting discussion in this section.

Jennifer Gowetski
Senior Counsel
December 14, 2010

Recent Developments, page 26
12.	We note your acquisition of Gateway ProClean in November 2010. Please disclose the material provisions of the purchase agreement including the purchase price and tell us whether this acquisition is deemed to be significant to the company.

In response to the comment, we have disclosed the material terms of the Gateway ProClean acquisition, as well as those of the Lasfam Investments acquisition.

We have deemed that neither of these acquisitions (as well as the other six that occurred since August 2010) are significant on either an individual or aggregate basis. For the purpose of making this determination, we used the pro-forma financial information reflecting the CoolBrands transaction, as permitted by Rule 3.05 of Regulation S-X under the Securities Act of 1933. In addition, we have determined that neither of these transactions are significant without giving effect to the CoolBrands transaction.

The following tables reflect the calculations made by the Company in accordance with Rule 3.05. in making these calculations, we used the following amounts for the denominator:

Total assets of Swisher Hygiene (using proforma information) — $105,500,000. Total pretax loss (using proforma information) — $(8,441,000).

Total assets of Swisher Hygiene (not using proforma information) — $38,918,000. Total pretax loss (not using proforma information) — $(7,259,000).

		Purchase
	Asset Test	Price Test	Income Test
Gateway ProClean, Inc:
Using Proforma information	.6%	7.1%	1.16%
Not using Proforma information	1.52%	19.36%	1.35%

Lasfam Investments, Inc.
Using Proforma information	.7%	5.3%	9.9%
Not using Proforma information	1.93%	14.39%	11.53%

Aggregate Test (1)
Using Proforma information	3.2%	16.9%	11.89%
Not using Proforma information	8.67%	45.93%	13.83%

(1)	Includes all acquisitions made since August 2010, including Gateway ProClean, Inc. and Lasfam Investments, Inc.

Jennifer Gowetski
Senior Counsel
December 14, 2010

Critical Accounting Policies and Estimates
Goodwill and Other Intangibles, pages 27
13.	We note some impairment charges were taken on goodwill and other intangible assets during 2009 and 2008. Please expand your disclosure related to goodwill to provide information for investors so that they can better assess the probability of a future material impairment charges. In responding to this comment, please disclose the following information for each reporting unit/branch location that is at risk of failing the first step of impairment testing:
•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
In response to the comment, we have expanded our goodwill disclosure in the Cash Flow Summary of the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Further, we advise the Staff that impairment is assessed by management annually. Reporting units are local operating branch locations.

We determine fair value of our reporting units by calculating the expected discounted cash flow of each individual reporting unit based on past performance and anticipated changes to the parameters of our business model.

Over time, we have determined that our individual reporting units all perform similarly in terms of significant business drivers like customer growth. Accordingly, we have used average performance rates in the calculation of all reporting unit discounted cash flow models. The primary business variables in our discounted cash flow model including average customer growth, net of attrition of 10%,

Jennifer Gowetski
Senior Counsel
December 14, 2010

an average price increase of 5% and a discount rate of 25%. With these business variables, only four reporting units have fair values less than 100% of carrying value as follows and none of which are viewed by management as significant risks.

	Percentage fair value
Reporting Unit	exceeds carrying value	Carrying value
Baltimore	37%	$718,577
Houston	84%	$1,756,069
Phoenix	94%	$560,290
Tampa	43%	$2,714,875

Future events and circumstances may adversely impact the operating model assumptions used in determining fair value including an extended business downturn, increased business competition at the local operating level and the ability to recruit and maintain a qualified workforce.

The Company has completed subsequent assessments of impairment since 2009 and has concluded the branches identified in these earlier analyses are no longer viewed as at risk, except for the Phoenix branch. Based on the updated analyses performed in 2010, the fair value of the Phoenix branch exceeds its carrying value by 40%. The goodwill balance for Phoenix is $560,290. Management continues to monitor its situation, but believe any risks of failing the first step of impairment is insignificant.
Cash Flow Summary, page 52
14.	We note your disclosure on page F-6 that you made distributions to shareholders of $115,000 in 2009 and $704,000 in 2008. We also note that your net cash used in operating activities for 2009 and 2009 was $5,700,320 and 6,770,438, respectively. Please disclose the specific sources of cash used to make these distribution payments and the amount from each source including cash from operations.

In response to the comment, we have revised the disclosure in this section.
Liquidity and Capital Resources, page 54
15.	With respect to your $10 million credit facility with Wachovia, we note that you amended the credit facility on November 5, 2010 to eliminate a majority of the restrictive and financial covenants. Since your merger transaction was completed on November 2, 2010, please confirm that you obtained Wachovia’s Bank’s consent prior to the merger transaction or clarify how the covenant against mergers and acquisitions was otherwise waived. Please provide similar disclosure for the HB Service credit facility with Wachovia.

In response to the comment, we have revised the disclosure in this section and elsewhere as appropriate.

Jennifer Gowetski
Senior Counsel
December 14, 2010

16.	We note your disclosure on page 55 that the company borrowed an aggregate of $21,445,000 from Royal Palm Mortgage Group LLC and that, in July 2010, Mr. Berrard purchased $10,722,500 of the total debt. We further note that the note was cancelled and the amounts owing there under were contributed as capital. Please revise to clarify whether $10,722,500 was contributed as capital or whether the entire amount owed to Mr. Berrard and Royal Palm Mortgage Group LLC was contributed as capital.

In response to the comment, we have revised the disclosure in this section and elsewhere as appropriate.
Long-Term Contractual Obligations, page 56
17.	Refer to Note 2 to your long-term contractual obligations table which states that the 1-2 year column includes $24,946,932 due under the company’s bank lines of credit. However, the total contractual cash obligation in the 1-2 year column is only $8,937,069. Please revise your table for consistency.

In response to the comment, we have revised the disclosure to indicate that Note 2 to the long-term contractual obligations table should refer to the “Less Than One Year” column of the table.

18.	Please disclose alternative sources of financing if management is unable to renew the lines of credit.

In response to the comment, we respectfully advise the Staff that, as disclosed, the Company has renewed its Wachovia lines of credit. In addition, in the last paragraph of the Liquidity and Capital Resources section, immediately before the Long-Term Contractual Obligations Table, we have indicated other possible financing sources, if cash on hand and cash flow from operations is insufficient to meet our working capital needs.
Forward-Looking Statements, page 57
19.	It appears that at various times throughout 2009 and 2010, your stock traded below $5. It therefore appears that your common stock may be commensurate in scope with penny stock as it is defined in Rule 3a51-1 of the Securities Exchange Act of 1934. Given this, please tell us how you are able to take advantage of the safe harbor for forward-looking statements within the Private Securities Litigation Reform Act of 1995. In the alternative, please remove the reference to the Private Securities Litigation Reform Act of 1995 from your future filings.

In response to the comment, we respectfully advise the Staff that we have reviewed Rule 3a51-1 promulgated under the Securities Exchange Act of 1934, as amended, which states that “penny stock” shall mean any equity security other than a security whose issuer has:
1.	Net tangible assets (i.e., total assets less intangible assets and liabilities) in excess of $2,000,000, if the issuer has been in continuous operation for at least three years, or $5,000,000, if the issuer has been in continuous operations for less than three years; or

2.	Average revenue of at least $6,000,000 for the last three years.

Jennifer Gowetski
Senior Counsel
December 14, 2010

Swisher International’s average revenue for the last three years is as follows:

Year Ended	Total Revenues
December 31, 2009	$56,814,024
December 31,2008	$64,108,891
December 31, 2007	$65,190,254

Average Revenue	$62,037,723
Since our average revenue for the last three years is greater than $6,000,000, we believe that we qualify under exemption (g) of Rule 3a-51-1 and, accordingly, our common stock is not considered to be a penny stock. As such, we believe the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is available to us and the reference to such safe harbor should remain in our filings.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk, page 60
20.	We note your disclosure on page 56 that you pay interest on both variable and fixed rate debt. Please provide the disclosure required by Item 305(a) of Regulation S-K with respect to the potential changes in the fair value of your fixed rate debt due to changes in the prevailing interest rates or explain why this information would not be material to investors.

In response to the comment, we have revised the disclosure in this section.
Security Ownership of Certain Beneficial Owners and Management, page 60
21.	We note footnote (2) to your table on page 61 states that the shares of common stock held by several of your executive officers have been pledged to Mr. Huizenga as security for certain obligations pursuant to stock pledge and security agreements. Please tell us why you did not include these pledged shares in Mr. Huizenga’s total beneficial ownership within your table. Refer to Rule 13d-3 of the Securities Exchange Act of 1934.

In response to the comment, we respectfully advise the Staff that no default has occurred that would trigger Mr. Huizenga’s rights under the pledge and security agreements, nor have any steps been taken to declare a default or determine that Mr. Huizenga may exercise voting or dispositive power under such agreements. For these reasons, pursuant to 13d-3(d)(3), Mr. Huizenga is not deemed to beneficially own the shares underlying the pledge agreements, and as such, we have not included these shares as part of Mr. Huizenga’s beneficial ownership.

22.	We note footnote (4) of your table states that 4,078,301 of Mr. Serruya’s shares are held by 1082272 Ontario, Inc. Please clarify Mr. Serruya’s relationship to this entity and state whether Mr. Serruya has investment power over these shares.

In response to the Staff’s comment, we have clarified Michael Serruya’s relationship to 1082272 Ontario Inc. and stated Mr. Serruya’s voting and dispositive power in the shares of common stock held by 1082272 Ontario Inc.

Jennifer Gowetski
Senior Counsel
December 14, 2010

Directors, page 62
23.	For Messrs. Bush, Prussky, Rodriguez and Serruya please clarify each individual’s principal occupations and employment during the past five years providing the dates for each position held. See Item 401(e) of Regulation S-K.

In response to the comment, we have revised the disclosure to clarify each individual’s principal occupations and employment during the past five years.
Compensation Discussion and Analysis, page 68
24.	From your discussion on page 68, it is unclear how you determined the base salaries for each of your named executive officers for 2009 and 2010. Please expand your compensation discussion and analysis to state how you determined the amount of compensation each executive officer should receive. See Items 402(b)(1)(v) and 402(b)(2)(v) of Regulation S-K.

In response to the comment, we have expanded the compensation discussion and analysis to describe how the Company determined the amount of compensation each executive officer should receive.

25.	Please discuss the factors the compensation committee considered in increasing Mr. Berrard’s salary to $500,000 in 2011. See Item 402(b)(2)(ix) of Regulation S-K.

In response to the comment, we have revised the disclosure to discuss the factors the compensation committee considered in increasing Mr. Berrard’s salary to $500,000 in 2011.
Named Executive Officer Compensation Components for 2010, page 68
26.	We note your statement within this section that no grants of long-term incentive equity have been made in 2010 and also your statement on page 73 that you currently have no equity compensation plans. Please tell us how this is consistent with your disclosure on page 69 that your compensation committee has granted both restricted stock units and stock options to your named executive officers pursuant to your Stock Incentive Plan, approved on November 2, 2010. In the alternative, please revise for consistency throughout your registration statement.

In response to the comment, we have revised the disclosure to clarify or correct these inconsistencies.

Jennifer Gowetski
Senior Counsel
December 14, 2010

Notes to Unaudited Pro Forma Consolidated Financial Statements, pages PF-5
27.	Please tell us who management determined to be the accounting acquirer and the basis for that decision. Please ensure that you cite any accounting literature relied upon. Within your response please address the relative ownership percentages post merger, the number of Board of Director seats held by each party post merger, the significant liquidity that CoolBrands will be providing.

In response to the comment, we respectfully advise the Staff that Accounting Standards Codification ASC 805-010-55-12 identifies five criteria to aid in identifying if the acquirer for accounting purposes is different than the legal acquirer including: (i) who has controlling voting rights after the merger, (ii) in the existence of a large minority ownership, who is the largest single or organized group of minority owners. (iii) who has the ability to elect or appoint the majority of the governing body, (iv) whose management team dominates the combined entity and (v) which entity paid a premium of the equity interests of the other.

Based on this criteria, management has deemed Swisher Hygiene the acquirer and CoolBrands, the acquiree. This decision is based on satisfying the essential criteria defined above including:
i.	Upon completion of the merger, Swisher Hygiene and CoolBrands owned 48% and 52%, respectively of the newly combined business. However, in this respective ownership, there is the existence of a large minority ownership. Looking individually at the largest minority owners, each of the two former owners of Swisher Hygiene individually controls 21.9% of the newly combined business (as a block they own 43.8% of all shares) while the largest owner of CoolBrands controls 8.5% of the new entity.

ii.	The owners of Swisher Hygiene retained the sole right to appoint the majority of the members of the governing bodies of the newly combined business appointing five of the seven board seats.

iii.	The senior management team of the combined entity is comprised entirely of the former management team of Swisher Hygiene.

iv.	Swisher Hygiene represents the larger of the two combining entities in terms of both revenue and operating assets employed.
28.	Please tell us management’s basis for recording the transaction as a recapitalization and not a business combination. Please cite any accounting literature relied upon. Within your response please address whether you viewed CoolBrands as a non-operating shell and your basis for doing so give the operating that are shown within their financial statements.

Management deems this transaction represents the issuance of stock by Swisher Hygiene, a private company, for the net monetary assets of a shell company resulting in a recapitalization.

Based on the guidance offered in SEC Staff Views .08-Division of Corporate Finance-Financial Reporting Manual- Topic 12, section 12220.1, a reverse capitalization is defined to be among other things a transaction with an inactive shell company whose assets consisting of any amount of cash or cash equivalents and nominal other assets. It is management’s opinion that this transactions satisfies the criteria.

CoolBrands, the legal acquirer of Swisher Hygiene, is properly viewed as an inactive shell company. It has discontinued its business operations and its principal current activity has been the wind down and liquidation any remaining elements of its discontinued operations.

Jennifer Gowetski
Senior Counsel
December 14, 2010

Secondly, CoolBrand’s balance sheet is comprised entirely of assets consisting of only cash, cash equivalents and nominal operating assets related to the on-going wind down of its discontinued business.

At August 31, 2010, CoolBrands reported income of $571,000, an operating loss of $1,201,000, cash and short-term investments of $64,686,000 and nominal liabilities net of assets (excluding cash and short-term investments) of $1,782,000. All amounts were the result of the wind down of certain of its discontinued operations.

Income of $571,000 represents interest earned on its cash investments. SG&A expenses represent only the (i) salaries, benefits and other costs of its remaining employees and (ii) legal, regulatory and insurance expenses incurred in connection with its continuation as a public company, albeit an inactive one. Other assets include promissory notes and receivables due on the sale of assets during the wind down of the business and liabilities include primarily the liabilities of its discontinued operations including a pension liability related to a legacy plan of one of its discontinued business.

In all cases, none of the above assets or liabilities reflect the investment of company resources in a productive on-going business enterprise.

29.	Please disclose that it is managements opinion that the difference in year ends is immaterial.

In response to the comment, we have provided the requested disclosure.

30.	Please reconcile the $1.6 million in merger related costs adjusted for within your pro formas with the disclosure on page 34 which indicates that you incurred only $1.4 million.

In response to the comment, we respectfully advise the Staff that amounts reflected on page 39 of Amendment #1 represent the merger costs incurred only by Swisher Hygiene and exclude $230,000 of costs incurred by CoolBrands, which costs were paid before the merger closed. We revised disclosure in the proforma financials statement to clarify these expenses.
Index to Consolidated Financial Statements, page F-1
31.	Please correct the reporting dates for CoolBrands International, Inc.

In response to the comment, we have corrected the reporting dates for CoolBrands International, Inc.

Jennifer Gowetski
Senior Counsel
December 14, 2010

Swisher Hygiene inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies, page F-7
32.	Please provide to us management’s basis for accounting for the acquisition of HB Service, LLC as a merger of entities under common control. Specifically tell how you meet the criteria in ASC 805, including the ownership percentages of the entities pre and post merger.

As described on page 2 of the Form 10, Messrs. Huizenga and Berrard formed HB Service, LLC to acquire franchises and related businesses. They are the sole partners of HB Service and each own 50% of the member units. In making acquisitions, HB Service formed subsidiary limited liability companies for which it was generally the sole member. In a few instances, a minority class B member interest was granted to the former owner of the business. These minority interests were only in the operations of the acquired business and were not material. At no time was there any other ownership interest granted in HB Service. On July 13, 2010, Mssrs. Huizenga and Berrard entered into a Contribution Agreement whereby they contributed their membership interest to Swisher International and HB Services became a wholly-owned subsidiary of Swisher International. Swisher International was acquired by Mssrs. Huizenga and Berrard each held 50% ownership in Swisher International.

Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 805-50-25-2 establishes that the assets and liabilities transferred between entities under common control are to be initially recognized by the receiving entity at the transfer date. Additionally, ASC 805-50-45-2 states that the financial statements of the receiving entity shall report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period. Lastly, ASC 805-50-45-5 states that financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information. All adjusted financial statements and financial summaries shall indicate clearly that financial data of previously separate entities are combined; however, the comparative information in prior years shall only be adjusted for periods during which the entities were under common control. As of the date of this merger and for all periods presented in the audited financial statements, Messrs. Huizenga and Berrard owned 100% both Swisher International and HB Service. Therefore, as described in Note 2 to the audited financial statements (page F-7 of the Form 10), the combining was accounted for in accordance with the referenced sections of the Financial Accounting Standards Board Accounting Standards Codification by reporting the combined entities as if the merger had occurred on January 1, 2007, the first comparative period presented in the three year period ended December 31, 2009.
Note 12 — Supplemental Financial Information, page F-19
33.	Please tell us the nature of and your accounting policy for contract acquisition costs.

In response to the comment, we respectfully advise the Staff that the Company defers incremental direct costs incurred, consisting of primarily sales commissions, in the acquisition of major customers and amortizes those costs over the term of that contract. Amortized expenses related to customer acquisition costs are included in selling, general and administrative costs on the income statement. The unamortized balances of $152,981 and $0 at December 31, 2009 and 2008, respectively are included in other non-current assets on the balance sheet.

Jennifer Gowetski
Senior Counsel
December 14, 2010

Note 13 — Subsequent Events, page F-20
34.	Please disclose the amount of the $6.6 million shareholders advances that have been repaid.

In response to the comment, we have revised the disclosure in the “Certain Relationships and Related Transactions” section.
Exhibits
35.	We note your disclosure on page 9 that you purchased 52.7% and 65.6% of the chemicals required for operations in 2009 and the first-half of 2010, respectively, from one supplier that operates a single manufacturing location. Please file your agreement with this supplier in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe it is not appropriate to file such agreement.

In response to the comment, we respectfully advise the Staff that the Company does not believe that the agreement with the supplier is material, either in amount or significance, to the Company’s business. The Company’s business is not substantially dependent on this agreement with this particular supplier as substantially similar chemicals are available from other parties and the purchase of chemicals from other parties would not cause a disruption to our business. Furthermore, this agreement has been made in the ordinary course of the Company’s business. The Company provides hygiene solutions including products and services designed to promote superior cleanliness and sanitation. Supply agreements for materials used in the products and services offered by the Company are one type of agreement that ordinarily accompanies the kind of business conducted by hygiene services companies.

Because the Company does not believe that this particular agreement is material to its business, it has not specifically named the counterparty to the agreement in the Registration Statement, described the material terms of the agreement in the Business section of the Registration Statement or filed the agreement as an exhibit to the Registration Statement.

36.	We note that the subsidiary guarantee in exhibit 10.1 appears to be unexecuted and is required as a condition to making the loan. Please tell us why you are unable to file a version of this agreement which reflects executed subsidiary guarantees, or in the alternative, please file the executed versions with your next amendment.

In response to the comment, we have filed the executed subsidiary guarantee as part of Exhibit 10.1, which we have refiled in full with Amendment #1.

Jennifer Gowetski
Senior Counsel
December 14, 2010

* * *
In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit B to this letter the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (305) 982-5581.
Sincerely,
AKERMAN SENTERFITT
/s/ Michael Francis
Michael Francis
For the Firm

cc:	United States Securities and Exchange Commission Howard Efron

United States Securities and Exchange Commission Kevin Woody

United States Securities and Exchange Commission Adam F. Turk

Swisher Hygiene Inc. Steven R. Berrard, President and Chief Executive Officer

Exhibit A
Michael Francis

Akerman Senterfitt One Southeast Third Avenue 25th Floor Miami, Florida 33131 Tel: 305.374.5600 Fax: 305.374.5095
December 14, 2010
VIA EDGAR
Jennifer Gowetski
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Swisher Hygiene Inc. Registration Statement on Form S-1 Filed November 16, 2010 File No. 333-170633
Dear Ms. Gowetski:
On behalf of Swisher Hygiene Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated December 9, 2010, regarding the above-referenced Form S-1. The Company is simultaneously filing Amendment No. 1 to the Form S-1 (“Amendment #1”). Please note that for the Staff’s convenience we have recited the Staff’s comments in boldface type and provided the Company’s response to each comment immediately thereafter.
In addition, because the Staff is also currently reviewing the Company’s Registration Statement on Form 10, we have attached as Exhibit A to this response letter our response to the Staff’s comments on the Company’s Form 10. The exhibits to our response regarding the Company’s Form 10 have been intentionally omitted in Exhibit A.
akerman.com

Jennifer Gowetski
Senior Counsel
December 14, 2010

General
1.	As you know, we are currently reviewing your registration statement on Form 10 filed on November 9, 2010. Please revise this filing, as applicable, to ensure compliance with the outstanding comments on the Form 10.

In response to the comment, we revised the Form S-1, as applicable, to ensure compliance with the outstanding comments on the Form 10.

2.	We note that you are registering for resale 74,402,475 shares of common stock and that the majority of these shares are held by related parties. As a result, it appears that this offering by the selling shareholders may be an offering by or on behalf of the company. Rule 415 of Regulation C requires that offerings by or on behalf of the company only be conducted at the market if they meet the requirements of Rule 415(a)(4) of Regulation C. Please provide a legal analysis to explain why this offering should not be considered to be a primary offering. For further guidance, refer to Question 612.09 under the Division’s Compliance and Disclosure Interpretations for the Securities Act.

In response to the comment, we respectfully submit that the offering by the selling stockholders is a secondary offering and not a primary offering by or on behalf of the Company. A majority of the shares being registered on this Registration Statement on Form
S-1, and all of the shares held by former Swisher International stockholders, are subject to a lock-up agreement that will prevent the shares from being distributed at least until the first quarter of 2012. Moreover, the substantial majority of these shares, an aggregate of 50,010,670, held by Messrs. Berrard and Huizenga, have been held by them since at least May 2006.

In its comment, the Staff referenced Question 612.09 under the Division’s Compliance and Disclosure Interpretations for the Securities Act (“CDI”). The guidance states “The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.” The guidance from CDI 612.09 list several factors that the Staff will consider in determining whether an offering should be characterized as a primary offering on behalf of the issuer. Those factors are:
•	How long the selling stockholders have held the securities;

•	The circumstances under which the selling stockholders received the securities;

•	The selling stockholders’ relationship to the issuer;

•	The amount of shares of common stock involved;

•	Whether the selling stockholders are in the business of underwriting securities; and

•	Whether under all the circumstances it appears that the selling stockholder is acting as a conduit for the issuer.
The Staff also makes reference to Rule 415 of Regulation C. Rule 415(a)(1)(i) states that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The securities in the Company’s Registration Statement on Form S-1 (the “Registration Statement”) are not being offered by the Company. The selling stockholders of the Company identified in the Registration Statement

Jennifer Gowetski
Senior Counsel
December 14, 2010

(the “Selling Stockholders”) are not subsidiaries of the Company and the Company is not a subsidiary of any of the Selling Stockholders. Gateway ProClean, Inc., a selling stockholder, is not a subsidiary of the Company. Gateway ProClean, Inc. was erroneously listed as a subsidiary of the Company on Exhibit 21.1 on the original Registration Statement. Additionally, the majority of the securities being offered by the Selling Stockholders are subject to lock-up agreements that will prevent the securities from being sold until the earlier of (i) the public release of the Company’s earnings for the 2011 financial year or (ii) March 31, 2012. During the terms of the lock-up, the former Swisher International shareholders may not sell or transfer their shares, except to family members, for family or estate planning purposes, or except to business wholly-owned by the Company’s shareholders. In the case of any such transfer, the transferee must enter into the lock-up agreement. The Company will not receive any cash consideration from the Selling Stockholders pursuant to the offering, except for consideration for the exercise of the warrants.
Based upon the analysis below of the factors in CDI 612.09 and Rule 415(a)(1)(i), the Company believes that the offering by the Selling Stockholders is appropriately characterized as a secondary offering and not an offering by or on behalf of the Company.

How long the selling stockholders have held the securities.

The original Registration Statement registered for resale an aggregate of 74,402,475 shares of common stock. Amendment No. 1 to the Registration Statement registers for resale an additional 1,027,122 shares for an aggregate of 75,429,597 shares of common stock. The additional shares relate to the acquisition of Lasfam Investments Inc. (“Lasfam”) as a Selling Stockholder.

The Registration Statement includes the registration for resale of the following shares held by former affiliates of or parties having a relationship with Swisher International Inc.: (i) 1,300,265 shares held by Thomas Aucamp; (ii) 25,005,311 shares held by Steven R. Berrard; (iii) 577,901 shares held by Cris Branden; (iv) 1,300,265 shares held by Thomas Byrne; (v) 577,901 shares held by Richard Handley; (vi) 577,901 shares held by Robert Henninger; (vii) 25,005,359 shares held by H. Wayne Huizenga; (viii) 288,927 shares held by Jack Lynn; (ix) 577,901 shares held by Alex Muxo; (x) 577,901 shares held by William Pierce; (xi) 1,499,999 shares held by Michael Rapoport; and (xii) 499,999 shares held by Philip Wagenheim.

The Registration Statement also includes the registration for resale of the following shares held by former affiliates of CoolBrands International Inc.: (i) 4,078,301 shares held by 1082272 Ontario, Inc.; (ii) 5,194,800 shares held by David Braley; (iii) 6,700 shares held by Romeo DeGasperis; (iv) 10,000 shares held by Ken MacKenzie; (v) 243,000 shares held by David Prussky; (vi) 133,665 shares held by Aaron Serruya; and (vii) 5,633,515 shares held by Michael Serruya.

The Registration Statement also includes the following shares associated with recent acquisitions by Swisher Hygiene Inc.: (i) 1,312,864 shares held by Gateway ProClean, Inc. and (ii) 1,027,122 shares held by Lasfam Investments Inc.

Although all of the former stockholders of Swisher International received the shares of Swisher Hygiene Inc. on November 2, 2010, Messrs. Huizenga and Berrard have held their shares of Swisher International since May 2006. In November 2004, H. Wayne Huizenga and Steven R. Berrard acquired a majority interest in Swisher International, Inc., which at the time was a publicly-traded company. Subsequently, in May 2006, Messrs. Huizenga and Berrard acquired the remaining outstanding shares of common stock

Jennifer Gowetski
Senior Counsel
December 14, 2010

of Swisher International and began operating Swisher International as a private company[1]. Since the shares of Swisher International were issued in exchange for securities of Swisher Hygiene Inc. in connection with the Merger, we believe such ownership interests in Swisher Hygiene extends back at least to May 2006. Moreover, as a result of the lock-up agreements, which run through the earlier of (i) the public release of the Company’s earnings for the 2011 financial year or (ii) March 31, 2012, the former Swisher International stockholders will hold the shares for up to another 15 months before they are able to sell their shares.

Although all of the former stockholders of CoolBrands now hold shares of common stock of Swisher Hygiene Inc., the former stockholders of CoolBrands have held the shares of CoolBrands since well in advance of the Merger. Michael Serruya and Aaron Serruya have held their shares since 1994 and the warrants since 2006 and the other former directors and officers for which registration is sought have generally received their shares in connection with their service to CoolBrands. Since the former securities of CoolBrands were exchanged for securities of Swisher Hygiene Inc. in connection with the Redomestication, we believe such ownership interests in Swisher Hygiene Inc. were actually owned by those Selling Stockholders from the time from when the shares were received in connection with their service to CoolBrands.

The former stockholders of Swisher International and the former stockholders of CoolBrands were long-term investors and not underwriters purchasing securities with the intention of distributing the securities for profit. The shares of Swisher Hygiene Inc. common stock that the former stockholders of both Swisher International and CoolBrands currently possess represent a continuing ownership interest that began with the predecessor entities to the combined Swisher Hygiene Inc. entity. Although the Merger and Redomestication resulted in ownership of new securities of ownership in a new entity, in fact, such new securities reflect ongoing ownership in the former private entity Swisher International or the public entity CoolBrands.

[1]	In July 2010, certain senior officers of Swisher International and Huizenga Holdings, Inc. purchased an aggregate of 2,889,505 and 2,889,457 shares of common stock for which registration is sought from Mr. Huizenga and Mr. Berrard, respectively. The opportunity for these individuals to purchase shares was provided as a result of each individual’s long term service in advising and assisting Mr. Huizenga and Mr. Berrard as they developed the Swisher platform in their capacity’s as senior executives of Swisher International and Huizenga Holdings. Thus, although the holding of the shares by the former Swisher International stockholders other than Mr. Huizenga and Mr. Berrard does not date back to May 2006, these shares were otherwise held by Mr. Huizenga and Mr. Berrard since such time, and the purchase of these shares by these individuals reflect a significant investment by these individuals in terms of their commitment to Swisher International.

Jennifer Gowetski
Senior Counsel
December 14, 2010

The circumstances under which the selling stockholders received the securities.

As previously disclosed under the factor “How long the selling stockholders have held the securities,” the Selling Stockholders (except for the ProClean and Lasfam shares) received the securities in connection with the Redomestication and the Merger. Before the Redomestication and the Merger, the parties to the Agreement and Plan of Merger negotiated for and received registration rights with respect to the Selling Stockholders. The registration rights were not granted for purposes of conducting an indirect primary offering and do not evidence an intent by the Selling Stockholders to quickly distribute the securities to the public. This is further evidenced by the entry by former Swisher International stockholders into a lock-up agreement preventing any resale by such stockholders before 2012. The only exceptions to the lock-up agreement provides for transfers to family or for family or estate planning purposes or to a business entity wholly-owned by such stockholder.

None of the Selling Stockholders have an underwriting relationship with the Company or are acting as a conduit to effect a public offering of securities on behalf of the Company. None of the Selling Stockholders will receive a finder’s fee, commission or other payment from the Company in connection with the sale of any of the securities of the Selling Stockholders and the Company will receive no proceeds from the sale of stock by the stockholders, except the Company will receive proceeds from the exercise of warrants to purchase the securities by the Selling Stockholders, if any, that are exercised for cash. The aggregate amount of proceeds that may be received by the Company, if all of the warrants are exercised, is $2.75 million.

The selling stockholders’ relationship to the issuer.

The following information summarizes the relationships between the Selling Stockholders and the Company:

Relationships with the former stockholders of the Swisher International Inc. entity
•	Thomas Aucamp is an Executive Vice President and Secretary of the Company. Mr. Aucamp was an Executive Vice President with Swisher International, Inc. prior to the Merger.*

•	Steven R. Berrard is the President, Chief Executive Officer and a director of the Company. Mr. Berrard was the Chief Executive Officer and a director of Swisher International, Inc. prior to the Merger.*

•	Cris Branden was a director of Swisher International, Inc. prior to the Merger.*

•	Thomas Byrne is an Executive Vice President of the Company. Mr. Byrne was an Executive Vice President and director of Swisher International, Inc. prior to the Merger.*

•	Richard Handley was a director of Swisher International, Inc. prior to the Merger.*

•	Robert Henninger is Executive Vice President of Huizenga Holdings Inc.*

•	H. Wayne Huizenga is the Chairman of the Board of Directors for the Company.*

•	Jack Lynn is an employee of the Company and a principal of New River Capital Partners.

•	Alex Muxo is a Vice President of Huizenga Holdings Inc.*

•	William Pierce is a Vice President of Huizenga Holdings Inc.*

•	Michael Rapoport worked for Broadband Capital Management, the financial advisor to Swisher International, Inc. prior to the Merger.

*	The Selling Stockholder was a former stockholder of Swisher International, Inc.

Jennifer Gowetski
Senior Counsel
December 14, 2010

•	Philip Wagenheim worked for Broadband Capital Management, the financial advisor to Swisher International, Inc. prior to the Merger.
Relationships with the former stockholders of the CoolBrands International Inc. entity
•	1082272 Ontario, Inc. is an entity owned 50% by Michael Serruya and 50% by his brother, Aaron Serruya. Michael Serruya is a director and President of 1082272 Ontario Inc. and has investment power over 2,039,151 shares of Swisher Hygiene common stock held by 1082272 Ontario, Inc.

•	David Braley is a director of the Company.#

•	Romeo DeGasperis was a director of CoolBrands prior to the Merger.

•	Ken MacKenzie was Corporate Secretary and Chief Financial Officer of CoolBrands prior to the Merger.

•	David Prussky is a director of the Company.#

•	Aaron Serruya was a director of CoolBrands prior to the Merger.#

•	Michael Serruya is a director of the Company. Michael Serruya was the President, Chief Executive Officer and Chairman of the Board of Directors for CoolBrands prior to the Merger.#
The amount of securities involved.

The Registration Statement covers the resale of 75,429,597 shares of common stock. As of December 14, 2010, the Company has 114,015,063 outstanding shares of common stock. The 75,429,597 shares of common stock include 55,789,632 shares of common stock currently subject to lock-up agreements. As previously discussed, the shares of common stock subject to lock-up agreements were issued to former stockholders of Swisher International, Inc. in the Merger, including shares held by H. Wayne Huizenga and Steven R. Berrard. Pursuant to the lock-up agreements, the locked-up stockholders will not, subject to certain exceptions, offer, sell, contract to sell or enter into any other agreement to transfer the economic consequences of any Company shares for a period ending the earlier of (i) the public release of the Company’s earnings for the 2011 financial year or (ii) March 31, 2012.

We understand that the Staff is concerned about public resales of securities representing a high percentage of issuer’s public float. The issuance of securities registered in the Registration Statement had the specific business purpose of bringing Swisher International public which the Company believes will allow it to better execute its business and growth strategy. This issuance did not serve as a conduit for the Company to raise money in connection with the issuance.

Whether the selling stockholders are in the business of underwriting securities.

Except for Mr. Rapoport and Mr. Wagenheim, who were issued 1,999,998 shares in consideration of their serving as financial advisors to Swisher International in connection with the Merger, none of the Selling Stockholders are in the business of underwriting securities. The Company provides hygiene solutions to customers and is not in the business of underwriting securities. CoolBrands was historically in the business of making and selling a broad range of ice creams and frozen snacks and not in the business of underwriting securities.

# The Selling Stockholder was a former stockholder of CoolBrands.

Jennifer Gowetski
Senior Counsel
December 14, 2010

As previously disclosed, 55,789,632 shares of the common stock included on the Selling Stockholder table are subject to lock-up agreements. The shares of common stock were not acquired by the Selling Stockholders with a view to distribute the shares to the public.

Whether under all of the circumstances it appears that the selling stockholder is acting as a conduit for the issuer.

The Selling Stockholders acquired the securities pursuant to (i) the Merger or (ii) as consideration for the acquisition of the assets of private companies. We respectfully submit that based on the foregoing analysis none of the Selling Stockholders are acting as an underwriter on behalf of, or as a conduit for, the Company.

3.	We note the press release entitled “Coolbrands International Inc. and Swisher International, Inc. Complete Arrangement and Merger” dated November 2, 2010. In this release, Mr. Huizenga is quoted as stating: “We are very excited to have completed the merger and Steve and I are looking forward to returning to the public markets.” Please provide us with an analysis of how such statement complies with Section 5 of the Securities Act.

In response to the comment, we respectfully advise the Staff that Mr. Huizenga’s quote regarding a “return to the public markets” was in reference to the fact that CoolBrands International Inc. has been a publicly-traded corporation listed on the Toronto Stock Exchange before the Merger with Swisher International. Mr. Huizenga was referring to his and Mr. Berrard’s opportunity to participate in the management of a long-time public company. Furthermore, since the secondary offering by the Selling Stockholders is not a capital raising event for the Company, we believe these comments are not properly characterized as intending to condition the market for an offering by the Company.
Registration Statement Cover Page
4.	Please revise the registration fee table to separately disclose the shares that are being registered for resale upon the exercise of the warrant.

In response to the comment, we revised the registration fee table to separately disclose the shares that are being registered for resale upon the exercise of the warrant.

Jennifer Gowetski
Senior Counsel
December 14, 2010

Prospectus Summary, page 1
Our Business, page 1
5.	We note your disclosure regarding your business before the merger and after the merger. Please revise your disclosure throughout to use more distinct terms for the pre-merger entity and the post-merger entity to clarify the entity to which you are referring.

In response to the comment, we revised the disclosure throughout the Form S-1 to use more distinct terms for the pre-merger entity and the post-merger entity to clarify the entity to which we are referring to.
Selling Stockholders, page 14
6.	Please expand your related party discussion on page 15 to describe your relationship with 1082272 Ontario, Inc. and Gateway ProClean, Inc.

In response to the comment, we respectfully advise the Staff that since the beginning of the Company’s last fiscal year there were no related party transactions, as defined in Item 404(a) of Regulation S-K, between the Company and either 1082272 Ontario Inc. or Gateway ProClean, Inc.

1082272 Ontario Inc., an entity owned 50% by Michael Serruya, a director of the Company, and his brother, Aaron Serruya, owns 4,078,301 shares of the Company. The shares of common stock of the Company held by 1082272 Ontario Inc. are shares held prior to the merger on November 2, 2010.

We acquired the business operations and selected net assets of Gateway ProClean, Inc. on November 8, 2010. Gateway ProClean, Inc. was erroneously listed as a subsidiary of the Company on Exhibit 21.1 of the Form S-1. We have revised Exhibit 21.1 to delete the reference to Gateway ProClean, Inc. as a subsidiary of the Company.
Information with Respect to the Registrant, page 15
The Merger, page 18
7.	Please disclose the exceptions that would permit the shareholders to offer, sell, contract to sell or enter into any other agreement prior to the end of the lock-up period.

In response to the comment, we have revised the disclosure in this section to disclose the exceptions that would permit the shareholders to offer, sell, contract to sell or enter into any other agreement before the end of the lock-up period.

Jennifer Gowetski
Senior Counsel
December 14, 2010

Management’s Discussion and Analysis ..., page 28
Swisher Hygiene Inc. and Subsidiaries ..., page 35
8.	Please explain to us why Route Expenses are calculated as a percentage of Product and service revenue while other amounts are calculated as a percentage of total revenue.

In response to the comment, we respectfully advise the Staff that total revenue includes products and services revenue from company operations as well as franchise and other revenue from franchise activities. Route expenses relate solely to product and service revenue from company operations. Therefore, we believe an investor will find the calculation of the percentage of route expenses as a percentage of product and service revenue to be more meaningful.
Liquidity and Capital Resources, page 59
9.	We note your disclosure on page 74 that you borrowed $320,000 from Royal Palm. Please advise why you have not disclosed this transaction in this section.

In response to the comment, we have revised the disclosure in this section to include the $320,000 borrowed from Royal Palm.
Certain Relationships and Related Transactions, page 74
10.	We note your disclosure in note 8 to the financial statements on page F-18. Please advise how these amounts are accounted for in this section.

In response to the comment, we have revised the disclosure in the Certain Relationship and Related Transactions section to describe how advances from shareholders are accounted for.

11.	We note your disclosure in Note 13 on page F-21. Please advise how the amounts in the second full paragraph on this page are accounted for in this section.

In response to the comment, we have revised the disclosure in this section to describe how advances from shareholders are accounted for.
Description of Securities to be Registered, page 78
12.	We note your disclosure in this section that you have 113,995,063 shares issued and outstanding. However, on page 2 you state that you have 114,015,063 shares issued and outstanding. Please revise your disclosure as appropriate to address this discrepancy.

In response to the comment, we have revised the disclosure in this section to accurately identify 114,015,063 shares issued and outstanding as of December 10, 2010.

Jennifer Gowetski
Senior Counsel
December 14, 2010

* * *
In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit B to this letter the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (305) 982-5581.
Sincerely,
AKERMAN SENTERFITT
/s/ Michael Francis
Michael Francis
For the Firm

cc:	United States Securities and Exchange Commission Howard Efron

United States Securities and Exchange Commission Kevin Woody

United States Securities and Exchange Commission Stacie Gorman

Swisher Hygiene Inc. Steven R. Berrard, President and Chief Executive Officer

EXHIBIT B
SWISHER HYGIENE INC.
4725 Piedmont Row Drive, Suite 400
Charlotte, North Carolina 28210
(704) 364-7707; Fax (704) 602-7980

December 14, 2010
In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated December 7, 2010, Swisher Hygiene Inc. (the “Company”) acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Swisher Hygiene Inc.
By:	/s/ Steven R. Berrard
Steven R. Berrard
President and Chief Executive Officer